Filed by First Defiance Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:     Commercial Bancshares, Inc.

Commission File No. 000-27894

Q: What is the timeline for the closing and conversion?

A: The Transition Teams are already in place and at work. They will conduct further research into products, technology and policies to “map out” a smooth transition process. After regulatory and shareholder approvals, dates will be finalized for closing the merger and completing data processing conversion (referred to as System Date). The closing will most likely take place in the first quarter of 2017.

Q: How and when will additional public communication about this transaction take place?

A: We will be communicating to shareholders and customers throughout the process, and we will have ongoing communication with the community.

Q: How do we answer questions from our customers? Will we be offering “specials” to help ease the transition?

A: Expectantly, you will get ongoing questions from your customers. It’s important to positively communicate reassurance to customers so that they feel comfortable with the transition and maintain their relationship with us. Commercial Savings Bank has a loyal customer base, and we want to keep each and every one of them. Please provide them with the information contained within your First Federal Bank introductory packets. Also, refer them to our website at First-Fed.com to become familiar with First Federal Bank. In the meantime, please assure them that things will remain “as is” until closing, when the name will change and their options will expand. We will be evaluating appropriate specials to offer at the time of conversion.

Q: Will people from Commercial Savings Bank be involved in the transition planning process?

A: Yes, absolutely! First Federal Bank takes a true team approach to project management, and it will be critical to the success of this transition to have broad-based input and assistance. A Transition Team has already been identified and will begin the process of reviewing systems, products, policies, procedures, technology, personnel, public relations and other potential conversion issues. The goal is to make the System Conversion Date easy and seamless for employees and customers.

Q: How will Commercial Savings Bank be managed in the time period before the conversion date? What about scheduled vacations and PTO time?

A: Until regulatory and shareholder approval is received, you will not notice much change in your daily routine. Bob Beach and the rest of your executive team will be working on the transition plans along with overseeing the day-to-day operations as usual. As the conversion date draws nearer, you’ll get to know more and more First Federal Bank staff as we set up technology and prepare for training and orientation. In the meantime, you will follow Commercial Savings Bank policies. PTO requests will be handled by your supervisor as usual, with special emphasis on attendance for training and conversion dates.

Q: What can we expect in the way of technology changes? What kind of tellering system do you have?

A: First Federal Bank has been consistently upgrading lending, tellering and new accounts systems over the past several years. All of our branches use the same real-time tellering systems (called Teller Insight), so all of the Commercial Savings Bank offices will transition to this system on the System Date. You will also see changes in processing and operations, since First Federal Bank believes in local decision-making, but centralized processing in order to increase efficiency.

Q: How will we be trained on all of these new systems?

A: After all necessary regulatory and shareholder approvals are obtained, we will put our existing orientation, training and mentoring plans into action to make sure everyone is comfortable with these user-friendly systems before System Date. One of the invaluable methods we used in a previous acquisition was the use of mentors and “branch buddies” for a designated time period before System Date as well as a period of time after conversion. These “buddies” are experienced, friendly and helpful tellers, lenders, trainers and branch managers who can offer support and information in the branches during the transition phase. They will be working directly with you to provide support if issues arise as you begin to use the systems with your customers.

Q: How are seminars and training handled?

A: Along with initial training, First Federal Bank offers many forms of continuous training for our employees. We offer web-based training, external seminars, and internal training sessions. You will each have required training as well as optional training available to you to enhance your knowledge and skills.

Q: How do First Federal Bank branches operate differently from typical bank branches? Who makes up the staff? Will Commercial Savings branch hours change?

A: Each First Federal Bank branch staff establishes its own budget and makes decisions locally, to better serve the customer. The only profit centers in the organization are the branches, not the product lines. Since there are no “product silos” competing for revenue, teamwork is strongly promoted among branch staff and product managers to reach the budgeted goals. Branch incentive plans are based upon branch performance against targeted metrics. Stronger performance results in higher quarterly incentive pay-outs. Branch staffing typically consists of a Financial Sales Manager, a Client Service Manager (depending on the size of the branch), Relationship Bankers (3 Levels), Customer Service Representatives (3 Levels) and Retail and Commercial lenders, all depending on the needs and size of the office. As for the branch hours, the goal is to continue to provide convenient access for customers. We will look at the differences in hours between branches and strive to make them consistent and convenient.

Q: What is the typical work week like for branch staff at First Federal Bank?

A: Since decisions are made at the local branches, Financial Sales Managers at First Federal Bank are responsible for setting budgets and achieving them through accountability and coaching of the team. Client Service Managers are responsible for ensuring a high level of customer service and everyday operations oversight. Some Financial Sales Managers and Relationship Bankers also do lending. All branch team members are involved in meeting the branch’s budget goals through branch promotions, sales efforts and building customer relationships. Everyone works together to solve problems and provide customers with remarkable experiences.

Q: Will I have a job with First Federal Bank?

A: One of the expectations of merging a smaller institution with a larger organization is the cost savings realized. This is achieved by removing the areas of duplication on the operations side of the business for greater efficiency. That being said, we anticipate that we will need operations/support staff in order to handle the increased number of accounts and customers that First Federal Bank will gain through Commercial Savings Bank. We also know that it is important for people in your communities to see familiar names and faces and receive the same quality service.

Over the next 60 days, we will begin getting to know each of you better including: your experience, skills and interests. We will develop a transition plan for each person individually, including: job options with First Federal Bank, training requirements and incentive potential. We hope to be able to find positions for as many people as possible, if not within the local offices then in our branch network or the central Operations Center in Defiance. Since we know that this is the most stressful issue you will face during the transition process, our goal is to make sure you have a plan as soon as possible.

Q: What are the interviewing procedures and when will they begin? Is seniority considered in new job offers? If a job is offered somewhere else and we do not take it, can we still draw unemployment? Do we have the option of bumping someone?

A: The interviewing process will start very soon. We will schedule interviews with each employee, to be held in your offices. Expect to talk to several different people, maybe more than once, while we figure out where you fit in the future plans for the bank. The Commercial Savings Bank management team will help First Federal Bank with the selection process. A number of factors will be taken into consideration while making these decisions including years of experience, performance reviews and whether you might be interested in a position in another location. It is possible that positions will be offered to Commercial Savings Bank employees in different areas than where they are now, based on the criteria we establish for each job. If you do not want to be considered for a position in Defiance or any other location, please notify us in writing in advance.

Q: Are the pay scales similar? When do pay increases take place at First Federal Bank?

A: We believe our pay scales are similar to Commercial Savings Bank’s. However, the incentive program will raise the potential pay level for most employees who stay in the same or a similar position with First Federal Bank. All First Federal Bank employees receive their pay increases and performance reviews with an effective date of March 15th.

Q: Do you know what departments will be eliminated? Where are your departments located?

A: Our Operations Center is in Defiance. Since some of what is done in your departments might be done in a different branch or department at First Federal Bank, it is difficult to say what departments will be eliminated. For example, we may perform certain functions in the branch that Commercial Savings Bank considers operational.

Q: What is included in a severance package?

A: If we do not have a position that fits with your skills and needs, a severance package will be offered to you based on your years of service (2 weeks of pay for every full year of service with a minimum of 4 weeks and a maximum of 26 weeks of pay). Employees receiving severance packages may complete their duties at System Date or may be asked to stay longer in order to insure a smooth transition. COBRA Health Insurance benefits will be available for those who were eligible for coverage at the time of the transition.

Q: If I am not fully vested in the Commercial Savings Bank 401(k), will I be entitled to First Federal Bank’s 401(k) plan? What are our options for the Profit Sharing and 401(k) plan?

A: If you remain an employee of First Federal Bank, you will be able to roll your ESOP/401(k) funds directly into the First Defiance 401(k) plan once the funds are distributed out of the Commercial Savings Bank plan. Additional options and all the information you will need to convert your funds will be covered in a meeting with all employees approximately 45 days before the closing. At that meeting, we will give you all the directions you will need to set up your health insurance, 401(k) plans, tax withholdings, etc. We will have our Wealth Management professionals there to explain your options so that you can make informed decisions on how to handle these funds.

Q: Will Commercial Savings Bank employees who become First Federal Bank employees maintain current earned vacation?

A: Your level of PTO at the time of closing will be transferred to First Federal Bank. You will be eligible for vacation and personal days as outlined in the benefits comparison guide. In cases where you have already earned a level of time off above the level to which you would be eligible with First Federal Bank, your time with Commercial Savings Bank will be grandfathered as outlined in the benefits comparison.

Q: What should I do if I have additional questions during this transition?

A: We understand that change like this can produce a range of feelings and questions continue to come to mind. Our intent is to communicate early and often throughout the process to eliminate as much uncertainty as we can. If you have questions, please give your questions to any Commercial Savings Bank Executive so that they can forward the questions to us.

Important Information About the Merger

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities of First Defiance. First Defiance will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this communication with the SEC to register the shares of First Defiance's common shares to be issued to the shareholders of Commercial. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Commercial in advance of its special meeting of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about First Defiance, Commercial and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512, Attn.: Investor Relations, or by accessing First Defiance’s Internet site (http://www.fdef.com/docs).

First Defiance and Commercial and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Commercial in connection with the proposed merger. Information about the directors and executive officers of First Defiance is set forth in the proxy statement for First Defiance's 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 10, 2016. Information about the directors and executive officers of Commercial is set forth in the proxy statement for Commercial’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 7, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

First Federal Bank +YOU Better together. Filed by First Defi ance Financial Corp. Pursuant to Rule 425 under the Securities Act of 1933 and deemed fi led pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Commercial Bancshares, Inc. Commission File No. 000-27894 FIRST FEDERAL BANK Better together. First-Fed.com

Welcome to First Federal Bank



Donald P. Hileman
President and CEO

We are excited that First Defiance Financial Corp. has signed a definitive agreement with Commercial Bancshares, Inc. to acquire Commercial Savings Bank. We believe we share a long-standing tradition of community involvement and philosophy of true community banking that will carry forward as we come together to serve customers with additional products and services in our communities.

We truly are *better together.*

We want to take this opportunity to introduce ourselves and provide you with key points to keep in mind:

- We understand that a sudden change like this can produce a range of feelings, including anxiety and confusion. Our intent is to communicate early and often throughout the process to eliminate as much uncertainty as we can. We want you to log your questions as they arise and give those questions to any Commercial Savings Bank Executive so that they can forward the questions to us.
- We will be scheduling meetings that will allow you more time to ask questions, share concerns, establish teams and learn more about First Federal Bank. Our goal is to make the transition as easy as possible.
- An experienced Transition Team is in place at First Federal Bank and will be responsible for identifying and addressing key issues concerning people, processes and technology involved. We will be working in partnership with the staff of Commercial Savings Bank to insure success during the transition. You will see some of our staff soon, as we begin to get to know you and your processes better. We have already met many of your staff; and we are convinced that together, we will make a great team.
- We anticipate a final closing date within the first quarter of 2017. That means we will have significant time to work through any of the transition issues we have identified and map out plans for all employees.
- The press release has been distributed, and your customers have likely read or heard this announcement. They, like you, will have questions. It's critical to positively communicate reassurance to customers. Commercial Savings Bank has a strong customer base, and we will want to continue to serve each and every one of them. Let them know that things will remain "as is" until closing; then the name will change and their options will expand. They will continue to be served by a community bank that puts customers first.
- The Commercial Savings Bank locations allow us to extend services into communities that are a perfect strategic fit for First Federal Bank. Like Commercial Savings Bank, we have a long-standing, community banking philosophy of superior customer service and local decision-making; we want to continue these traditions and build upon the success of these locations.
- Thank you in advance for your patience and understanding throughout this process. We look forward to working with you and getting to know you. We know we will be ***better together.***

Important Information About the Merger

This communication does not constitute an offer to sell or the solicitation of an offer to buy securities of First Defiance. First Defiance will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this communication with the SEC to register the shares of First Defiance's common shares to be issued to the shareholders of Commercial. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Commercial in advance of its special meeting of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about First Defiance, Commercial and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512, Attn.: Investor Relations, or by accessing First Defiance's Internet site (http://www.fdef.com/docs).

First Defiance and Commercial and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Commercial in connection with the proposed merger. Information about the directors and executive officers of First Defiance is set forth in the proxy statement for First Defiance's 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 10, 2016. Information about the directors and executive officers of Commercial is set forth in the proxy statement for Commercial's 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 7, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

About Us First Defiance Financial Corp. First Defiance Financial Corp. (NASDAQ: FDEF) is a thrift holding company headquartered in Defiance, Ohio. At June 30, 2016 the company's consolidated assets totaled $2.4 billion. First Defiance operates two business units: First Federal Bank of the Midwest and First Insurance Group. First Federal Bank of the Midwest First Federal Bank is a full-service community bank headquartered in Defiance, Ohio, with 34 branches and numerous ATM locations throughout northwest Ohio, southeast Michigan and northeast Indiana and a loan production office in Columbus, Ohio. We offer a wide variety of traditional and digital banking services for both retail and business customers, but what really sets us apart are our strong customer relationships and our support for the communities we serve. "Better together" is more than our motto; it is our philosophy. We feel the partnership between First Federal Bank, our customers and the community makes us all stronger. We really are better together. First Insurance Group First Insurance Group is an independent insurance agency headquartered in Defiance, Ohio offering complete property and casualty protection, employee benefits and risk management services. We operate six offices throughout northwest Ohio. Our professional and experienced agents are committed to finding solutions for customers' insurance challenges. Backed by companies with strong financial ratings, we provide service with the integrity each client expects and deserves. Not FDIC Insured. Not a Deposit. May Lose Value. Not Guaranteed by the Bank. Not Insured by any Federal Government Agency.

Our Mission We are driven to earn and maintain the honor of being our customers’ Trusted Advisors by proactively providing mutually beneficial financial solutions that fulfill our customers’ goals and dreams. Our Vision We will create and maintain an atmosphere of empowerment that inspires all employees to embrace the opportunity to become Trusted Advisors. As Trusted Advisors, our employees will provide comprehensive financial services that are in our customers’ best interest by understanding their needs and offering products that will enrich their lives. We will promote the financial well-being of our communities by providing leadership, participating in various organizations and offering financial support. The long-lasting, deeper, mutually beneficial relationships will result in a strong financial return for our shareholders. This will allow First Federal Bank to be a High Performing Community Bank. FIRST FEDERAL BANK Better together.

FIRST FEDERAL
BANK
MEMBER FDIC

FIRST INSURANCE
GROUP

Not FDIC Insured. Not a Deposit. May Lose Value. Not Guaranteed by the Bank. Not Insured by any Federal Government Agency.

Milestones

1920 – Established as Northwestern Savings and Loan Company in Defiance, OH.

1935 – Changed name to First Federal Savings and Loan Association of Defiance.

1953 – Opened first branch in Bryan, OH and grew over the next 40 years to six branch locations and to over $336 million in assets; Changed name to First Federal Savings and Loan.



1990-1994 – Reorganized from a Mutual Savings and Loan Association to a Mutual Holding Company and issued first stock to employees and the public.

1995 – Converted from a mutual holding company to a full stock company, trading on the NASDAQ as FDEF; First Defiance Financial Corp. formed as the holding company.

1998 – Obtained trust powers and began offering trust, estate planning, employee benefit plans and insurance management services.

1999 – Changed name to First Federal Bank to reflect community focus and desire to provide comprehensive financial services; First Insurance & Investments added as an affiliate to the bank.


FIRST
FEDERAL
SAVINGS

2000-2006 – Continued expansion throughout northwest Ohio with multiple branch openings and the three acquisitions consisting of: three Peoples Banking Company offices in 2003; ComBanc, Inc. and The Commercial Bank in 2005; and The Genoa Savings and Loan Company later in 2005.

2007– Entered into the Fort Wayne, IN market with the opening of a new banking office; First Insurance & Investments acquired Huber, Harger, Welt & Smith.

2008 – Entered into the southeast Michigan market with the acquisition of Pavilion Bancorp, Inc.

2010 – Grew the employee benefits business line of First Insurance & Investments by acquiring this line of business from Andres O'Neil & Lowe Agency, Inc.

2011-2015 – Expanded the footprint of First Insurance & Investments, now known as First Insurance Group, with the acquisition of Payak Dubbs Insurance Agency and Buckeye Insurance Consultants.

2014 – Opened a loan production office in Columbus, Ohio.

Today – Continued growth in our communities with physical locations and digital solutions to serve the changing banking and insurance needs of our retail and business customers.


First Federal Bank

First Federal Bank and First Insurance Group are subsidiaries of First Defiance Financial Corp. (NASDAQ: FDEF) headquartered in Defiance, Ohio. First Federal Bank is a full-service community bank with 34 branches and numerous ATM locations throughout northwest Ohio, southeast Michigan and northeast Indiana and a loan production office in Columbus, Ohio. We offer a wide variety of traditional and digital banking services for both retail and business customers. Total assets were $2.3 billion as of December 31, 2015. First Insurance Group is an independent insurance agency with six offices throughout northwest Ohio offering complete property and casualty protection, employee benefits and risk management services.

What sets us apart is our strong customer relationships and our support for the communities we serve. We see ourselves as more than just a bank or an agency; we're passionate about donating considerable time and resources to improve each of our communities we serve. Our employees truly care for customers and consider them friends and neighbors. We feel like the partnership between us, our customers and the communities makes us all stronger. "Better together" is more than our motto; it is our philosophy.

Our Team At First Federal Bank, our leadership team sets the pace for building strong relationships between our employees, our customers and the communities we serve. Together, we are all stronger - we're better together. Donald P. Hileman President & CEO dhileman@first-fed.com 419-785-2210 Donald has worked in the financial services industry for more than 40 years. He previously served as CFO of First Defiance Financial Corp. and First Federal Bank and the CEO of First Insurance Group. Kevin T. Thompson EVP, Chief Financial Officer kthompson@first-fed.com 419-783-1098 Kevin joined First Defiance Financial Corp. in 2013. Prior to that, he served as a private consultant to the financial services industry and served as CFO for Huntington Bancshares, Inc. and Sky Financial Group, Inc. Gregory R. Allen EVP, Community Banking President gallen@first-fed.com 419-782-5260 Gregory is responsible for leading the sales and business development activities throughout First Federal Bank’s footprint with a focus on building lending relationships with consumer and commercial customers. He oversees retail, commercial and wealth management divisions and the development and delivery of all bank products and services. Formerly the Southern Market Area President, he has been with First Federal Bank since 1999. John Reisner EVP, General Counsel & Chief Risk Officer jreisner@first-fed.com 419-783-1666 Prior to joining First Defiance Financial Corp. and First Federal Bank in 2013, John was Managing Director and Principal - Risk Management Division at Austin Associates LLC. He also served as General Counsel at Sky Bank and Director of Corporate Compliance at Sky Financial Group. Sharon L. Davis EVP, Director of Human Resources sdavis@first-fed.com 419-782-5333 After eight years of serving as Director of Human Resources at First Community Bank, Sharon joined First Defiance Financial Corp. and First Federal Bank in 2015. She has also served as Senior Human Resources Business Partner for BBVA Compass. Amy L. Hackenberg EVP, Southern Market Area President ahackenberg@first-fed.com 419-421-4837 With over 15 years of banking experience, Amy is responsible for leading the sales and business development activities throughout First Federal Bank’s southern footprint with a focus on building lasting relationships with consumer and commercial customers. She oversees the retail and commercial divisions, the delivery of all bank products and services, and growth for branches located in Findlay, Lima, Elida, Delphos, Ottawa, Fostoria, Glandorf and McComb.

Our Solutions We do more than deposit checks and provide lending; we offer a full line of services and solutions that will accomplish all of your personal, business, insurance and investment needs. Your time is valuable, and we recognize that. Each of our business lines are built upon the same foundation of providing the best banking solutions for your needs, allowing you to spend less time banking and more time doing the things you love. Personal Banking Solutions: • On Line Banking • Mobile Banking & Mobile Deposit • Checking and Savings Accounts • Health Savings Accounts • Apple Pay® Personal Lending Solutions: • Credit cards • Auto & Vehicle Loans • Traditional Mortgages (Fannie Mae & Freddie Mac) • Non-traditional Mortgages (Community Mortgages, FHA & USDA) • Foreclosure Prevention (Treasury’s Home Affordable Modification Program [HAMP] and Ohio’s Hardest Hit Fund Program) • Conventional Home Improvement Lending (Home Equity Term, Home Equity Line of Credit) • Non-conventional Home Improvement Lending (Better Together Unsecured Products) Business Banking Solutions: • Dedicated Business Bankers • Business Internet Banking • Remote Deposit Services • Corporate Checking Accounts • Cash Management Services • Merchant Services • ACH & Check Positive Pay • Business Mobile Banking Business Lending Solutions: • Commercial Credit Cards • Business Lending: - Small Business - Small Farm - Community Development • Commercial Programs: - Small Business Linked Deposit Program - Agricultural Linked Deposit Program - Ohio Water Development Authority WPCLF Linked Deposit Program - State Tax Exempt Linked Deposit Program - Farmer Mac and USDA Farm Guaranteed Loan Programs - USDA Business Guaranteed Loan Program - SBA Guaranteed Loan Program Wealth Management Solutions*: • Retirement Planning • Trustee Services • Investment Management • Private Banking • Retirement Plans for Businesses Insurance Solutions*: • Vehicle Insurance • Health Insurance • Homeowners Insurance • Life Insurance • Business Vehicle & Property Insurance • Cyber Liability • Risk Management • Employee Benefits *Not FDIC Insured. Not a Deposit. May Lose Value. Not Guaranteed by the Bank. Not Insured by any Federal Government Agency.

Our Clients When you begin a relationship with First Federal Bank, you will notice the difference immediately. By learning your goals, we craft solutions that will save you time, grow your assets and remove obstacles. This “customer first” philosophy is echoed throughout our entire organization from employees that are empowered to make decisions for quick turnaround, to online solutions that are designed to make banking fit into your lifestyle. TRINITY HEARING CARE, LLC “Not only did Stephanie take care of my unique needs as a smaller business, she went above and beyond to take as much burden off of me as possible, leaving me free to operate my business. It is very refreshing to do business with someone who is just as passionate as I am about what they do!” – Julie K. Barth, M.A. Audiologist, Trinity Hearing Care, LLC Stephanie Wahl, Business Banker, with Julie Barth BERNARDO LONDONO AND MARIA ALVAREZ “Finding Amy and First Federal gave us the opportunity to have a house and make it our home, even when we felt like there was little hope with us being new in the country. Her knowledge is highly remarkable, and I’d recommend her, without a doubt, as the right person to fulfill your dreams.” – Bernardo Londono, Homeowner Amy Konz, Retail Lending Manager, with Maria Alvarez and Bernardo Londono and family. BRITTON ELEVATOR, INC. “At Britton Elevator, Inc., we constantly strive to give our customers the quality of service they deserve and expect from a full-service Ag retailer. With the help of First Federal’s commercial business team, we are able to continue to do just that, and successfully compete in an ever-changing and competitive Ag retail business.” – Britton Elevator, Inc. Board of Directors AJ Genter, Commercial Lender and Marybeth Shunck, Northern Market Area President with Scott Wahl and Justin Strahan

Our Community MORE THAN A BANK... Making our communities a better place to live is deeply ingrained into our values. That is why our employees have donated thousands of hours to community organizations, and we continue to support these life-changing organizations. After all, that’s what makes us better together. 50 North Allen County Visionaries Allen Economic Development Group American Cancer Society American Red Cross North Central Ohio Chapter Big Brothers Big Sisters of America of West Central Ohio BNI Northwest Ohio Boy Scouts of America - Black Swamp Area Council The Findlay Ohio Elks Lodge - BPOE 75 Bridges Out of Poverty Camp Fire Northwest Ohio Cancer Patient Services Catholic Daughters of the Americas Century Health Inc. Chamberfest – Lima Children's Mentoring Connection of Hancock County City of Fostoria Delphos Area Chamber of Commerce Delphos Fire Department Delphos Little League Association, Inc. Delphos Police Department Delphos Public Library Elmwood Athletic Boosters Findlay Country Club Findlay Family YMCA Findlay Flag City Morning Rotary Foundation Findlay Rotary Foundation, Inc. Findlay Young Professionals Findlay-Hancock County Chamber of Commerce Findlay-Hancock County Public Library - Community Reads First Presbyterian Church, Findlay, Ohio Fostoria Area Chamber of Commerce Fostoria Athletic Boosters Fostoria Community Hospital Fostoria Economic Development Corporation Fostoria Geary Family YMCA Fostoria Lions Club Good Grief Camp Good Shepherd Home Greater Fostoria Community Foundation Habitat for Humanity Hancock County Agricultural Society Hancock County Home Builder's Association Hancock County Revolving Loan Fund Hancock Leadership Hancock Soil & Water Conservation District - Farm Tour Hancock-Wood Electric Cooperative, Inc. HHWP Community Action Commission Hope House of Findlay Hopewell-Loudon Athletic Boosters Kiwanis Club Leadership Seneca County Lima/Allen County Chamber of Commerce Marathon Center for the Performing Arts McComb Economic Development Organization North Baltimore Area Chamber of Commerce Old Millstream Foundation Optimist Club of Delphos #24112 Ottawa Area Chamber of Commerce Ottawa-Glandorf Jaycees Redmen Club, Inc. Rotary International Shawnee Country Club St. Michael the Archangel Parish The Arts Partnership of Greater Hancock County The Findlay-Hancock County Alliance The Findlay-Hancock County Community Foundation The Ritz Theatre The Tiffin Community Foundation United Way Venedocia Lions Club Village of McComb West Ohio Community Action Partnership

Our Locations Adrian, MI 300 N. Main St. Adrian, MI 49221 P: 517-266-5008 1701 W. Maumee St. Adrian, MI 49221 P: 517-266-5009 Bowling Green, OH 1226 W. Wooster St. PO Box 342 Bowling Green, OH 43402 P: 419-354-1400 1200 N. Main St. Bowling Green, OH 43402 P: 419-354-2750 Bryan, OH 204 E. High St. PO Box 563 Bryan, OH 43506 P: 419-636-3118 Defiance, OH 601 Clinton St. PO Box 248 Defiance, OH 43512 P: 419-782-5130 1177 N. Clinton St. Defiance, OH 43512 P: 419-782-6626 Delphos, OH 230 E. Second St. Delphos, OH 45833 P: 419-695-1055 Elida, OH 105 S. Greenlawn Ave. Elida, OH 45807 P: 419-331-8015 Findlay, OH 3900 N. Main St. Findlay, OH 45840 P: 419-422-4422 301 S. Main St. Findlay, OH 45840 P: 419-424-1616 7591 Patriot Drive Findlay, OH 45840 P: 419-423-3244 Fort Wayne, IN 1595 W. Dupont Rd. Fort Wayne, IN 46825 P: 260-489-3036 9909 Illinois Rd. Fort Wayne, IN 46804 P: 260-432-0022 Fostoria, OH 1694 N. Countyline St. Fostoria, OH 44830 P: 419-436-1310 Genoa, OH 22020 W. State Rte. 51 Genoa, OH 43430 P: 419-855-8326 Glandorf, OH 135 S. Main St. PO Box 88 Glandorf, OH 45848 P: 419-538-7100 Hicksville, OH 201 E. High St. PO Box 285 Hicksville, OH 43526 P: 419-542-5626 Hilliard, OH 4501 Cemetery Rd. Hilliard, OH 43026 P: 614-876-8775 First-Fed.com Hudson, MI 539 S. Meridian Hwy. Hudson, MI 49247 P: 517-448-2341 Lima, OH 2600 Allentown Rd. Lima, OH 45805 P: 419-224-2265 2565 Shawnee Rd. Lima, OH 45806 P: 419-221-1312 Maumee, OH 417 W. Dussel Dr. Maumee, OH 43537 P: 419-794-5000 McComb, OH 124 E. Main St. McComb, OH 45858 P: 419-293-3753 Montpelier, OH 1050 E. Main St. PO Box 112 Montpelier, OH 43543 P: 419-485-5591 Morenci, MI 211 W. Main St. Morenci, MI 49256 P: 517-458-2296 Napoleon, OH 625 Scott St. PO Box 429 Napoleon, OH 43545 P: 419-592-3060 1800 Scott St. PO Box 429 Napoleon, OH 43545 P: 419-599-2727 Oregon, OH 3426 Navarre Ave. Oregon, OH 43616 P: 419-690-8326 Ottawa, OH 405 E. Main St. PO Box 277 Ottawa, OH 45875 P: 419-523-6440 Paulding, OH 905 N. Williams St. PO Box 253 Paulding, OH 45879 P: 419-399-9748 Perrysburg, OH 1077 Louisiana Ave. Perrysburg, OH 43551 P: 419-872-8326 Toledo, OH 2920 W. Central Ave. Toledo, OH 43606 P: 419-537-9300 Tecumseh, MI 1449 W. Chicago Blvd. Tecumseh, MI 49286 P: 517-423-7969 Wauseon, OH 211 S. Fulton St. Wauseon, OH 43567 P: 419-335-7911 Operations Center 25600 Elliott Rd. Defiance, OH 43512 Telephone Banking 1-888-511-1077 Customer Care Center 1-877-367-8178

Filed by First Defiance Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Commercial Bancshares, Inc.
Commission File No. 000-27894

FIRST DEFIANCE
FINANCIAL CORP.

Benefit Comparison

= Richer Benefit

Medical Insurance

First Defiance Financial Corp.	Commercial Savings Bank
Traditional PPO **Medical Mutual** **Deductible:** $1,000 individual/$2,000 family **Out of pocket max:** $1,750 individual/$3,500 family $30 office copay; $40 specialist **Bi-weekly pre-tax premiums for PPO medical only:** $73.74 single/$147.48 two-person/$213.85 family	**Traditional PPO** **MedBen** **Deductible:** $500 individual/$1,000 family **Out of pocket max:** $2,000 individual/$4,000 family $20 office copay **2x monthly pre-tax premiums for PPO medical only:** $108.68 single/$192.75 two-person/$286.70 family
HDHP with HSA Option **Medical Mutual** **Deductible:** $2,600 individual/$5,200 family **Out of pocket max:** $2,600 individual/$5,200 family **Bi-weekly pre-tax premiums for HDHP:** $49.39 single/ $98.79 two-person/ $143.24 family **Annual HSA contributions by FDFC to HDHP participants:** up to $500 for single and up to $1,000 for two-person or family *Spouse must be covered through employer provided insurance prior to coverage on FDFC plan. If no coverage is available, FDFC plan is available as primary.* *Eligible 30 days after hire.*	**HDHP** **MedBen** **Deductible:** $2,600 individual/$5,200 family **Out of pocket max:** $3,500 individual/$7,000 family **2x monthly pre-tax premiums for HDHP:** $64.52 single/ $114.12 two-person/ $169.54 family *Eligible first of month after 60 days.*

Dental/Vision & FSA Insurance

First Defiance Financial Corp.	Commercial Savings Bank
Dental **Medical Mutual** **Deductible:** $25 individual/$75 family **Bi-weekly pre-tax premiums:** $11.01 single/$20.91 two-person/$36.33 family *Eligible 30 days after hire.*	**Dental** **MedBen** **Deductible:** $50 individual/$150 family **2x monthly pre-tax premiums:** $8.49 single/$21.20 family *Eligible first of month after 60 days.*
Vision **VSP** **Bi-weekly pre-tax premiums:** $2.22 single/$4.22 two-person/$7.33 family *Eligible 30 days after hire.*	**Vision** **MedBen** **2x monthly pre-tax premiums:** $3.96 single/ $6.66 emp+spouse/ $6.79 emp+children/$10.75 family *Eligible first of month after 60 days.*
Flexible Spending Accounts **Employee Plans (TPA)** Pretax child care expense (max. $5,000/year) and medical reimbursement expense (max. $2,550) plans. *Eligible 30 days after hire.*	**Flexible Spending Accounts** **Employee Plans (TPA)** Pretax child care expense (max. $5,000/year) and medical reimbursement expense (max. $2,550) plans.

= Richer Benefit

Life/Disability Insurance

First Defiance Financial Corp	Commercial Savings Bank
Company Paid Life Insurance **Mutual of Omaha** Equal to annual salary rounded up to the next thousand (max. $500,000) No cost to employee. Begins first month after 90 days. **Short Term Disability** For illnesses lasting longer than five days. Eligible for one week after six months of full time employment, and then one additional week every January 1 thereafter, with a maximum of 13 weeks. No cost to employee. **Long Term Disability** **Mutual of Omaha** Payments based on 60% of monthly earnings, starts after 13 weeks of short term disability; continues until social security benefits begin. No cost to employee. Coverage begins first month after 90 days. **Voluntary Insurance Options** Available through Unum, AFLAC, Colonial and Mutual of Omaha.	**Company Paid Life Insurance** **UNUM** Equal to 1.5x annual salary up to $150,000. No cost to employee. **Short Term Disability** Optional employee paid plans available. **Sick Pay** Regular FT employees receive 48 hours per year. Each anniversary date thereafter employee will receive another 48 hours. Can accumulate up to 90 days. No cash out or pay out at termination. **Long Term Disability** **UNUM** No cost to employee. **Voluntary Insurance Options** Available for plans including short-term disability, cancer, accident, and additional life insurance

Retirement/Savings

First Defiance Financial Corp	Commercial Savings Bank
401(k) Plan (Richer Benefit) **John Hancock** Employer contribution equal to 100% of your salary deferrals that do not exceed 3% of your compensation, plus 50% of your salary deferrals between 3% and 5% of your compensation. The Company match will begin the first of the calendar quarter following 60 days of service. You must be at least 21 years of age at the time of entry. Employee contribution and roll-over available at first quarter after hire date. Discretionary profit sharing contributions. **Employee Stock Purchase Program** (Richer Benefit) Payroll deduction option to purchase shares of First Defiance Financial Corp. stock, with a 15% company match. Eligible to participate after six months of employment.	**401(k) Plan** Employer contribution equal to 50% of your salary deferrals that do not exceed 6% of your compensation. Employee contribution available at first of month following 30 days of employment. Discretionary profit sharing contributions.

= Richer Benefit

Paid Time Off

First Defiance Financial Corp	Commercial Savings Bank
Paid Vacation **Full time employee** vacation is prorated in year of hire. Rollover is permitted at end of hire year only. *In the first full calendar year:* 1 week. *Second - seventh full calendar years:* 2 weeks. *Eighth - fifteenth full calendar years:* 3 weeks. *Sixteenth full calendar year and thereafter:* 4 weeks. **Part time employee** vacation is prorated based on number of hours worked in prior year and awarded on January 1st. Percentage is multiplied by 40 hours if less than 1 year of service, by 80 hours if more than 1 year of service. There is no annual carry over and no cash out.	**Paid Vacation** **Full time employee** vacation is prorated in year of hire. Employees with *Less than 1 - 7 years service:* 2 weeks. *8-14 years of service:* 3 weeks. *15+ years of service:* 4 weeks. *AVP:* 3 weeks. *VP:* 4 weeks. **Part time employees** follow same timeline as full time employees. Vacation hours are awarded at beginning of each quarter and are based on average number of weekly hours worked in prior quarter. There is no annual carryover. Full time employees who earn 2 weeks, can cash out 3 days; earn 3 weeks, 4 days; earn 4 weeks, 5 days. Part time employees can cash out 2 days.
Paid Personal Time Prorated first year; first full calendar year and thereafter, hourly employees receive 32 hours plus 8 hours of birthday. Salary employees receive 40 hours. No carryover or cash out.	**Paid Personal Time** Prorated first year; first full calendar year and thereafter, full time employees receive 16 hours personal. No carry ove ror cash out.
Community Service Time **Full time employees:** 8 hours per year **Part time employees:** 4 hours per year.	
Paid Holidays - 10 per year **Full time employees:** 8 hours **Part time employees:** 4 hours Hourly employees are eligible 90 days after hire. Salary immediately eligible.	**Paid Holidays - 10 per year** **Full time employees:** 8 hours **Part time employees:** 4 hours

Miscellaneous

First Defiance Financial Corp	Commercial Savings Bank
Paid Biweekly On every other Friday. Hourly are two weeks behind. Salary are one week behind, one current. All pay is direct deposited	**Paid Biweekly** On every other Thursday. All employees are two weeks behind. Pay can be direct deposited or paid by check.
Bereavement Pay **Immediate family** Spouse, child, your/spouse parents, step parent prior to you being 18, siblings. Up to 3 days for immediate family. **Extended family** Grandchild, grandparent, step-parent from your adult life. 1 day for extended family *All relationships include step- and in-law relations.	**Bereavement Pay** **Immediate family** Spouse, parent, stepparent, child, stepchild, siblings, grandchild, parent-in-law. Up to 3 days for immediate family. **Extended family** Grandparent, sibling-in-law, child-in-law, spouse's grandparent. 1 day extended family.
Variety of checking accounts with benefits that match your banking preferences and other **discounted bank products/ services**	**Free checking** and other **discounted bank products/ services**
Tuition Reimbursement	**Tuition Reimbursement**
Company sponsored events	
Verizon discounts	
Incentive Programs *All employees eligible for quarterly payment at minimum of 5% based on performance.*	
Company-wide recognition programs	
Employee Assistance Program	**Employee Assistance Program**

Important Information About the Merger This communication does not constitute an offer to sell or the solicitation of an offer to buy securities of First Defiance. First Defiance will file a registration statement on Form S-4 and other documents regarding the proposed transaction referenced in this communication with the SEC to register the shares of First Defiance's common shares to be issued to the shareholders of Commercial. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Commercial in advance of its special meeting of shareholders to be held to consider the proposed merger. Investors and security holders are urged to read the proxy statement/prospectus and any other relevant documents to be filed with the SEC in connection with the proposed transaction because they contain important information about First Defiance, Commercial and the proposed transaction. Investors and security holders may obtain a free copy of these documents (when available) through the website maintained by the SEC at www.sec.gov. These documents may also be obtained, without charge, by directing a request to First Defiance Financial Corp., 601 Clinton Street, Defiance, Ohio 43512, Attn.: Investor Relations, or by accessing First Defiance’s Internet site (http://www.fdef. com/docs). First Defiance and Commercial and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Commercial in connection with the proposed merger. Information about the directors and executive officers of First Defiance is set forth in the proxy statement for First Defiance's 2016 annual meeting of shareholders, as filed with the SEC on Schedule 14A on March 10, 2016. Information about the directors and executive officers of Commercial is set forth in the proxy statement for Commercial’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 7, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.